UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of Registrant’s name into English)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of 2018 Annual and Special General Meeting

On December 27, 2018, Gazit-Globe Ltd. (“Gazit” or the “Company”) held its previously-announced 2018 annual and special general meeting of shareholders (the “Meeting”). All proposals submitted to Gazit’s shareholders at the Meeting— consisting of the following numbered proposals— were duly approved by the requisite majorities (including, where applicable, special majorities) under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, as amended:

(Proposal 1— discussion of the Company’s annual report (including financial statements) for the year ended December 31, 2017— did not require a vote under the Companies Law)

2.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s external auditor and authorization of Gazit’s board of directors (the “Board”) to set the fees to be paid to such auditor.

3.	Re-election of each current member of the Board (other than the external directors)— consisting of each of Messrs. Chaim Katzman, Ehud Arnon, Dor J. Segal, Haim Ben-Dor, Douglas Sesler, and Ms. Zehavit Cohen— as a director, for a term extending until the annual general meeting of shareholders in 2019 (each member’s re-election shall be subject to a separate vote).

4.	Re-election of Mr. Ronnie Bar-On as an external director, for a three-year term that will begin on May 1, 2019.

5.	Election of Ms. Limor Shofman Gutman as an external director, for a three-year term that will begin on January 1, 2019.

6.	Election of Mr. Shmuel Hauser as an external director, for a three-year term that will begin on January 1, 2019.

7.	Approval of payment of cash compensation to the Company’s directors (other than external directors, independent directors and directors affiliated with the controlling shareholder) for service as directors of the Company’s wholly-owned subsidiaries.

8.	Approval of exemption from liability for a three-year period for Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman, the Company’s Vice Chairman of the Board, CEO and controlling shareholder, in respect of Mr. Gordon’s service as an officer of the Company, in accordance with the Company's compensation policy.

A description of each of the above proposals was set forth at greater length in the Company’s proxy statement— in particular, in Exhibit A to the proxy statement— for the Meeting, which was annexed (together with a cover letter) as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that was furnished to the Securities and Exchange Commission (the “SEC”) on December 4, 2018.

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (SEC File No. 333-211707).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: December 31, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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